Capital Guardian Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 23, 2013

VIA EDGAR TRANSMISSION

Ms. Amy W. Miller, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Capital Guardian Funds Trust (the “Trust”)
File Nos.: 333-191807 and 811-22899

Dear Ms. Miller:

We are responding to the Staff’s comment letter dated November 15, 2013 with respect to the initial registration statement on Form N-1A (the “Registration Statement”) filed on behalf of the Trust’s initial series, Capital Guardian Core Balanced Fund (the “Fund”).  We have addressed all of the Staff’s comments relating to the remaining Funds as indicated below. For your convenience, your comments and headings have been reproduced with responses following each comment.

PROSPECTUS

Fees and Expenses of the Fund (Page 1)

1.
Staff Comment: Disclosure on Page 5 states that the Fund may invest in other registered investment companies and exchange traded funds.  Please confirm to us that the Fund has no current intent to make investments that require disclosure of Acquired Fund Fees and Expenses (“AFFE”).  If the Fund does have a current intent to invest in such securities, please confirm that such expenses will be included in an AFFE line item.  See Instr. 3(f)(i) to Item 3 of Form N-1A.

Response: Investments in other registered investment companies and exchanges traded funds are not a part of the Fund’s principal investment strategy.  While the Fund may, to a limited extent, utilize this strategy in the future, the Fund has no current intent to make investments that would require the disclosure of AFFE.  If the Fund does take advantage of this non-principal strategy, such that it becomes necessary, pursuant to Instr. 3(f)(i) to Item 3 of Form N-1A, to disclose AFFE, the Trust confirms that such disclosure will be included in an AFFE line item in the table showing the Annual Fund Operating Expenses.

2.
Staff Comment: Footnote 2 states that Capital Guardian Asset Management, LLC (“CGAM”) has contractually agreed to waive its fees and/or reimburse the Fund for certain expenses to the extent necessary to ensure that Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement do not exceed a certain percentage of the average daily net assets.  Please confirm that the agreement will continue in effect for no less than one year from the effective date of the Fund’s registration statement, and include the agreement as an exhibit to the registration statement. See Instr. 3(e) to Item 3 of Form N-1A.

Response: The Trust confirms that the agreement will continue in effect for no less than one year from the effective date of the Fund’s registration statement in accordance with Instr. 3(e) to Form N-1A.

Principal Investment Strategies (Page 2)

3.
Staff Comment: The prospectus states that under normal circumstances, 25% or more of the Fund’s total assets consist of fixed income securities, which consist primarily of investment grade corporate and U.S. Government and agency fixed income securities.  Please disclose the dollar-weighted average maturity or duration of the Fund’s fixed income investments.  If the Fund uses a duration measurement, briefly explain what duration means.  Also, in the section titled “Principal Risks” provide an example illustrating the effect of a 1% rise in interest rates using the Fund’s highest expected duration. Finally, disclose if the Fund will have the ability to invest in “junk” bonds.

Response:  The Trust has added the following disclosure to its “Principal Investment Strategies” disclosure in the summary prospectus:

“The Fund may invest in fixed income securities of any duration.  Duration measures the sensitivity of the price of a fixed income investment to a 1% change in interest rates.  For example, 5 year duration means the investment will decrease in value by 5% if interest rates rise 1%.”

In addition, the Trust has added the following disclosure to the “Principal Investment Strategies” (Form N-1A, Item 9) disclosure in the statutory prospectus:

“The Fund may invest in fixed income securities of any duration.  During periods of low or no real interest rate returns, preservation of principal becomes the overriding concern.  When these circumstances prevail, the Adviser aims for a short to intermediate maturity schedule.  Conversely, during periods of actual or anticipated high real interest rates (i.e. greater than 3%), duration of cash-flow returns becomes the primary concern.  The Adviser then seeks a maturity ladder beyond ten years.  Duration measures the sensitivity of the price of a fixed income investment to a 1% change in interest rates.  For example, 5-year duration means the investment will decrease in value by 5% if interest rates rise 1%.”

Finally, the Trust states that the Fund does not invest in “junk” bonds.

Temporary Investments (Page 6)

4.	Staff Comment: Please disclose the effect of taking a temporary defensive position (e.g., the Fund may not achieve its investment objective). See Instr. 6 to Item 9 of Form N-1A.

Response: The Trust makes the following revision to the “Temporary Investments” disclosure on page 6 of its prospectus:

“Temporary Investments

In order to respond to adverse market, economic, political or other conditions, the Fund may assume a temporary defensive position that is inconsistent with its principal investment strategies and invest, without limitation, in cash or prime quality cash equivalents.  This could prevent the Fund from achieving its investment objective.”

Foreign Securities Risk (Page 6)

5.
Staff Comment:  This section states that “[a]lthough not a principal investment strategy, the Fund may also invest a percentage of its assets in foreign securities, typically through limited investments in ADRs.”  It is unclear whether “Foreign Securities Risk” is a principal investment strategy and risk, or an additional investment strategy and risk.  Please revise the disclosure in the Summary section and elsewhere as necessary to clarify.

Response:  Investment in foreign securities, other than through American Depositary Receipts, is not a part of the Fund’s principal investment strategy.  The Trust has removed disclosure regarding foreign investments from the summary section of its prospectus and clarified in the Form N-1A, Item 9 disclosure in its statutory prospectus that, although the Fund may investment in foreign securities, it will not do so as part of its principal investment strategy.

Management of the Fund – Investment Adviser (Page 8)

6.	Staff Comment: We are aware that CGAM is not yet registered with the SEC. In your response letter, please inform us of the status of CGAM’s registration with the SEC.

Response: CGAM was registered as an investment adviser firm with the SEC on November 19, 2013 (IARD/CRD Number: 169153).

In addition, Wall Street Management Corporation, the sub-adviser to the Fund, was registered as an investment adviser Firm with the SEC on November 5, 2013 (IARD/CRD Number: 169187).

Similarly Managed Accounts (Page 9)

7.	Staff Comment: The prior performance in this section appears to be for a period of time when the portfolio manager, Robert P. Morse, was a portfolio manager for two other investment advisers.

a.
Please explain to us the basis for the Fund’s disclosure of prior performance when the portfolio manager was with other investment advisers.  If the Fund is relying on the no-action letter, Bramwell Growth Fund (pub. avail. August 7, 1996) (“Bramwell”), please inform us of the basis for the Fund’s reliance, including whether the portfolio manager had the same degree of discretion in advising the Fund as he had advising the Composite accounts, and describe any differences.  Also, state that the portfolio manager was primarily responsible for the performance of the accounts included in the Composite.

Response: The Fund is relying on previous no-action relief, such as that granted in Bramwell.  The performance results of the Balanced Management Strategy composite (the “Composite”) prior to May 1, 2010, were attained by Mr. Morse while CEO/CIO at Morse Williams, & Co. Inc. (“MWC”) for twenty years.  After May 1, 2010, the results of the Composite were attained by Mr. Morse while Partner and Senior Portfolio Manager at Evercore Wealth Management, LLC (“EWM”).  Mr. Morse has managed the accounts on a fully discretionary basis.  He is primarily responsible for the performance of the accounts included in the Composite.  No other person outside either firm played a significant part in achieving the performance of the composite during that time.

Mr. Morse, as portfolio manager of the Fund, will have equal discretion over the management of the Fund’s investment.  No other individual will play a significant part in achieving the performance of the Fund.

Under Mr. Morse’s management while at both MWC and EWM, the investment objectives, policies, and strategies of the Composite were substantially similar in all material respects.  Additionally, the investment objectives, policies and strategies of the Composite are substantially similar in all material respects to those of the Fund. Mr. Morse has used the same analytical methods for identifying potential investments for the Composite as he intends to use while managing the Fund.

b.
 Additionally, please revise the presentation to state that the Composite performance contains all accounts with substantially similar objectives, policies and investment strategies as the Fund, not just institutional accounts, and disclose if the Composite includes any investment companies (e.g., the Wall Street Fund).  Also, please explain to us why the presentation excludes accounts of less than $1,000,000 and less than one year of operations. Because the method used to calculate the Composite’s performance differs from the SEC’s standardized method of calculating performance, disclose how the performance was calculated.

Response:  The Trust has clarified in its disclosure in the pre-effective amendment that is being filed concurrently with this response letter that:

“~~The~~ All accounts comprising the Composite are managed by Mr. Morse on a discretionary basis ~~with~~ and all accounts have substantially similar objectives, policies and investment strategies as the Fund.”

In addition, the Trust responds supplementally by stating that none of the accounts are other investment companies.

All accounts comprising the Composite are non-taxable institutional accounts with at least $1,000,000, and which have been managed by Mr. Morse for at least one year.  In addition, as is intended for the Fund’s assets, each account is managed by investing between 60-70% of assets in Equity securities.

The Composite contains only accounts with at least $1,000,000 in assets because that is the minimum amount required to open an account.  The Composite contains only accounts that Mr. Morse has managed for at least one year in order to allow sufficient time for the methodology utilized to be implemented and reflected in an account’s performance.

The Composite’s performance is audited annually by Ashland Partners & Company LLP using standards established by the American Institute of Certified Public Accounts.  The Composite’s performance returns are prepared using the following methodologies:

•	Monthly Strategy level returns are calculated by asset-weighting account total returns, using beginning of period market values.

•	Monthly returns are calculated using a Modified Dietz Method. External cash flows greater or equal to 10% will cause the portfolio to be revalued.

•	Quarterly and annual returns for the Strategy are computed by geometrically linking the monthly returns for the indicated number of months.

•	Total investment returns include realized and unrealized gains and losses, dividends and interest. Accrual accounting is used to record interest income.

•	Trade date accounting is used for calculation and valuation purposes.

•	The performance results are shown net of transaction costs, and have been presented both gross and net of investment advisory fees.

•	Net of fee performance was calculated using actual management fees.

•	The U.S. Dollar is the currency used to express performance.

•	Accounts are included in the Strategy one year after inception and are removed from the Strategy at the end of the account’s last full quarter under management.

c.	In the performance table, please reverse the presentation of the Composite performance so that net results are more prominent than gross results.

Response:  The requested revision has been made.

d.
We note that the Composite compares its performance to a “blended index.”  A “blended index” is not considered an appropriate index unless it is blended by the index provider.  Please replace the blended index with an appropriate index.  See Instr. 5 to Item 27(b) of Form N-1A.  Finally, disclose that the Composite includes all the expenses of the accounts and investment companies, if any.

Response: The Trust has revised its prospectus to show each of the Russell 1000®  Index and the Barclays Capital Intermediate Government Credit Index separately in accordance with the requirement to provide a broad-based securities market index.  In addition, the Trust will continue to provide the blended index previously disclosed, as permitted by Instr. 6 to Item 27(b) of Form N-1A which encourages a Fund “to compare its performance not only to the required broad-based index, but also to other more narrowly based indexes that reflect the market sectors in which the Fund invests”.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)
Management of the Fund (Page 13)

8.	Staff Comment: We note that the information for the Independent Trustees is incomplete. Once you provide that information, we may have additional comments.

Response: Information for the Independent Trustees has been disclosed in the pre-effective amendment to the Trust’s Registration Statement that is being filed concurrently with this response letter.

GENERAL COMMENTS:

11.
Staff Comment: We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Trust acknowledges that the Staff may make additional comments when certain information is completed.

12.
Staff Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 ("Securities Act"), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Response:  The Trust does not intend to rely on Rule 430A to omit certain information from the form of prospectus included with the registration statement that is declared effective.

13.	Staff Comment: Please advise us if you have submitted or expect to submit an exemptive application or no- action request in connection with your registration statement.

Response: The Trust currently had no intention of submitting an exemptive application or no-action request in connection with its registration.

14.
Staff Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response:  The Trust’s applicable responses to the Staff’s comments have been incorporated into a pre-effective amendment to its Registration Statement that is being filed concurrently with this response letter.

15.
Staff Comments: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Trust and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Trust acknowledges that the Trust and its management are responsible for the accuracy and adequacy of the disclosures they have made.

*     *     *     *     *     *

The Trust acknowledges the following:

1.	The Trust and the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;
2.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
3.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust and the Funds from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

4.	The Trust and the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

I trust that the above responses and revisions adequately address your comments.  Any changes or applicable undertakings discussed in the responses above are being filed with the Trust’s first pre-effective amendment to its Registration Statement.  The Trust intends to file a second pre-effective amendment to include the seed audit financial information and to incorporate any additional changes that the Staff might recommend.  Prior to filing the second pre-effective amendment, a representative of the Trust will contact the Staff to determine if it has any additional comments. If you have any additional questions or require further information, please contact Alia Vasquez at (414) 765-6620.

Very truly yours,

/s/ Brian Kirkpatrick
Brian Kirkpatrick, President
Capital Guardian Funds Trust

cc:	Thomas R. Westle, Esq., Blank Rome LLP